FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS

Q1 Net Income rises 10% to $448,000 or $0.13 Per Share ($0.12 Fully Diluted)

Q1 EBITDAS rises 15% to $1,031,000 or $0.29 Per Share ($0.28 Fully Diluted)

Chairman and CEO Files Canadian Early Warning Report
on Share Purchases and Stock Options

Results of AGM

Vancouver, Canada, June 30, 2011, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its first quarter of fiscal 2011, which ended May 31, 2011. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q1 net income was $448,000 or $0.13 per share ($0.12 fully diluted) versus net income of $408,000 or $0.10 per share in the same quarter of fiscal 2010. Q1 net income before stock based compensation (SBC) increased to $617,000 or $0.18 per share ($0.17 fully diluted) versus $478,000 or $0.12 per share in the same quarter last year.

Q1 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,035,000 or $0.29 per share ($0.28 fully diluted), a 15% increase over $899,000 or $0.23 per share during the same period last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q1	Q1
	2011	2010
Net Income	$448,000	$408,000
Add back SBC	169,000	70,000
Net income before SBC	$617,000	$478,000

Non-GAAP Net Income per share before SBC are determined as follows:

	Q1	Q1
	2011	2010
Net Income per share	$0.13	$0.10
Add back SBC per share	0.05	0.02
Net Income per share before SBC	$0.18	$0.12

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1	Q1
	2011	2010

Net Income	$448,000	$408,000

Add back:
Interest	25,000	44,000
Depreciation and Amortization	167,000	170,000
Non-cash stock based compensation	169,000	70,000
Non-cash income tax expense	222,000	205,000

Total Add Backs	583,000	491,000

EBITDAS	$1,031,000	$897,000

EBITDAS per share reconciles to earnings per share as follows:

	Q1	Q1
	2011	2010

Net Income per share	$0.13	$0.10

Add back:
Interest	0.01	0.01
Depreciation and Amortization	0.04	0.04
Non-cash stock based compensation	0.05	0.02
Non-cash income tax expense	0.06	0.06

EBITDAS per share	$0.29	$0.23

Gross profit margin for the quarter was 40.3%, up from 39.2% in the same quarter last year. In Q4 of fiscal 2010 the Company adjusted how it applied certain overhead, freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Gross revenue for Q1 was $5,345,000, versus $5,556,000 last year. The small decline in revenues is principally due to colder than average weather conditions in the Company’s principal markets during Q1. Additionally, the Company discontinued distribution of a licensed beverage brand in January 2011.

Discounts, rebates and slotting fees were $340,000 in Q1, down from $419,000 in Q1 of the prior year. SG&A expenses were $1,208,000 in Q1 of fiscal 2011, versus $1,195,000 the previous year.

As at the end of Q1 the Company had cash and available credit totaling approximately $2,139,000. This is lower than the same time last year as the Company increased inventory in advance of the busy summer season higher than in the previous year and an account receivable by the Company was overdue at quarter end and that amount has now been fully collected.

During Q1 the Company repurchased an additional 98,813 shares of its common stock at an average price of $3.36 US per share, pursuant to its share repurchase program. As at May 31, 2011 the Company had outstanding 3,484,536 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program, which has $930,000 US remaining authorized under it.

Early Warning Notice
The Company’s Chairman and CEO, Ralph McRae, has acquired common shares and options to acquire common shares which together have increased his ownership or control over common shares and stock options of the Company to approximately 12.2% (on a partially diluted basis assuming exercise of the options held by Mr. McRae). As at this date, Mr. McRae owns or controls 176,616 common shares of the Company and 283,500 stock options that are vested. During the past year Mr. McRae acquired ownership of, or control over, options to purchase 265,000 common shares of the Company at $2.45 US per share, privately as an incentive under the Company’s compensation arrangements. 20,000 of those options were acquired by his spouse who provides sales and marketing services to the Company. Mr. McRae acquired ownership of an additional 20,220 common shares of the Company via open market transactions during the past year.

Of the securities owned or controlled by Mr. McRae, 91,000 common shares are held by BBI Holdings, Inc. and 4,040 common shares and options to purchase 26,170 common shares are held by his spouse. Mr. McRae is the sole shareholder and director of BBI Holdings, Inc.

Mr. McRae has no present intention to dispose of these securities, although he may in the future acquire or dispose of securities of the Company through the market, privately or otherwise, as circumstances and market conditions warrant.

A copy of the Early Warning Report being filed with the applicable securities regulators regarding the transactions will be available on SEDAR (www.sedar.com). A copy of the Early Warning Report and further information may also be obtained by contacting Marilyn Kerzner of the Company at (604) 685-5200 (x270).

AGM
The Company’s Annual General Meeting was held on June 29, 2011. All motions put to the Meeting, being those described in the Notice of Meeting and supporting materials mailed to shareholders, were passed with significantly greater percentages than required. James Corbett was elected as a director of the Company for an additional three year term.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Comparative Figures
In the year ended February 28, 2011, the Company reclassified amounts from selling, general and administrative expenses to cost of sales and foreign exchange gain. The comparative amounts presented herein were reclassified to conform with the current year’s presentation.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™
©2011 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

(EXPRESSED IN CANADIAN DOLLARS)	May 31	May 31
	2011	2010

Gross revenue	$5,345,469	$5,555,680
Less: Discounts, rebates and slotting fees	(339,542)	(419,298)
Net revenue	5,005,927	5,136,382

Expenses (Income)
Cost of sales	2,986,849	3.121,403
Selling, general and administration expenses	1,207,564	1,195,112
Amortization of property, plant and equipment	167,180	169,733
Change in fair value of derivative liability	(54,820)	-
Interest expense	29,150	46,543
Loss on disposal of assets	8,719	1,172
Interest income	(3,863)	(2,286)
Foreign exchange gain	(4,444)	(8,833)
Total expenses	4,336,335	4,522,844

Income before income taxes	669,592	613,538
Income tax expense	221,531	205,314
Net income and comprehensive income	$448,061	$408,224

Basic income per share	$0.13	$0.10
Weighted average number of shares – basic	3,537,216	3,923,275

Diluted income per share	$0.12	$0.10
Weighted average number of shares – diluted	3,701,371	3,923,275